767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

July 22, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street NE

Washington, D.C. 20549

Attention:	Christina Chalk

Eddie Kim

Re:	Allego N.V.

Schedule 14D-9 filed July 3, 2024

File No. 005-93922

Ladies and Gentlemen:

On behalf of our client, Allego N.V. (“Allego” or the “Company”), we are responding to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated July 17, 2024, relating to the Schedule 14D-9 filed by the Company with the Commission on July 3, 2024 (together with the exhibits and annexes thereto, the “Schedule 14D-9”). Allego is concurrently filing, electronically via EDGAR to the Commission, Amendment No. 1 to the Schedule 14D-9, which includes changes in response to the Staff’s comments.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, the headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. All references to page numbers in the Company’s responses refer to page numbers in the Schedule 14D-9. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Schedule 14D-9 filed July 3, 2024

Tender Offer and the Transaction, page 3

1.

Comment: Refer to page 6 of this section. Please expand your disclosure here, and elsewhere relevant, providing more information regarding the process on how the Purchaser would initiate, and provide for, the shareholders’ Priority Tag Rights, and the Purchaser’s undertaking to conduct a liquidity event before December 31, 2027, and the Unaffiliated Shareholders’ abilities, if any, to enforce such Rights.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Schedule 14D-9.

Securities and Exchange Commission July 22, 2024 Page 2

2.

Comment: Refer to page 6 of this section. Please describe how the ‘Purchaser will assist the Company with the organization of an auction sales process of Shares for the Unaffiliated Private Shareholders’ (emphasis added). In other words, please expand your disclosure to include what actions the Purchaser will take to ensure that such auction sale process is organized.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Schedule 14D-9.

Other Transactions, page 13

3.	Comment: Refer to the second bullet point under this section regarding “Registration Rights Agreement.” Please revise to identify “certain other holders of Shares,” or advise.

Response: The Company respectfully acknowledges the Staff’s comment, has revised the disclosure on pages 11 and 13 of the Schedule 14D-9 and can confirm that all of the Reg Rights Holders as of the date hereof have been included.

The Solicitation or Recomendation, page 14

4.

Comment: Please refer to Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A, which requires the Company to express a position on the fairness of the Offer to Unaffiliated Shareholders. While Rule 14e-2(a) permits the Company not to express an opinion with respect to the Offer, Schedule 13E-3 does not appear to provide the same flexibility. Please revise to describe the Company’s position on fairness and explain its analysis, to the extent that disclosure is not currently provided in the Schedule 14D-9.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 32 of the Schedule 14D-9.

Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions, page 27

5.

Comment: Refer to the following disclosure in the second bullet point on page 31: “the Company will not be able to terminate the Transaction Framework Agreement in the event the Disinterested Directors withdraw their support for the Transactions, and will need to comply with its obligations thereunder, including to effect the Delisting and the Deregistration in the event the Closing occurs.” We note, however, the Offer to Purchase reflects, on pages 73 and 74, that “[t]he Transaction Framework Agreement may be terminated and the Transactions may be abandoned at any time . . . by notice in writing given by Purchaser to the Company . . . following a Support Withdrawal.” Please revise to reconcile these two contradictory statements, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and notes to the Staff that the language on page 31 of the Schedule 14D-9 referenced in the Comment Letter states that the Company cannot terminate the Transaction Framework Agreement in the event of a Support Withdrawal, while the

Securities and Exchange Commission July 22, 2024 Page 3

language on pages 73-74 of the Offer to Purchase referenced in the Comment Letter explains that the Purchaser may terminate the Transaction Framework Agreement in the event of a Support Withdrawal. As such, we do not believe there is a contradiction between the two statements as they refer to the termination rights of two different parties.

Other Presentations by Financial Advisors, page 37

6.

Comment: Refer to the last sentence of the second paragraph. Please revise to avoid stating that the summary is not “complete.” While a summary necessarily involves paring down information, all material aspects of the opinion of the financial advisor’s analysis should be described. Please make corresponding changes throughout the disclosure document where similar disclosure appears.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under the heading “Other Presentations by Financial Advisors” on page 37 of the Schedule 14D-9. Additionally, the Company respectfully notes for the Staff that the Schedule 14D-9 already includes an unqualified statement on page 35 that the discussion that follows “is a summary of the material financial analyses performed by UBS and reviewed with the Independent Transaction Committee on June 16, 2024, in connection with UBS’s opinion relating to the Transactions.” The Company supplementally confirms that such statement is accurate and, therefore, no revision to the subsequent discussion is required for it to be a fair description of all material analyses prepared by UBS and reviewed with the Independent Transaction Committee.

7.

Comment: Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A require a reasonably detailed summary of any reports within the meaning of Item 9. Expand this section to describe the Citi written materials and oral presentations provided to the Independent Transaction Committee in additional detail.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 37 of the Schedule 14D-9.

Additional Information, page 45

8.

Comment: Please revise to provide the information called for by Item 8 of Schedule 14D-9 and Items 1011(b) and (c) of Regulation M-A. We note that the sections and documents incorporated by reference here do not reflect such information.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the disclosure requirements under Item 1011(b) of Regulation M-A do not apply to the Company. Pursuant to Instruction 1 to Item 1011(b) of Regulation M-A, the obligation to provide the information in paragraph (b) of Item 1011 of Regulation M-A does not apply where the issuer whose securities are the subject of the Rule 13e-3 transaction is a foreign private issuer, as defined in §240.3b-4 of chapter II of the Securities and Exchange Act of 1934, as amended. Because the Company is a foreign private issuer, as defined in §240.3b-4, the disclosure requirements under Item 1011(b) of Regulation M-A do not apply to the Company. Additionally, the Company respectfully submits that, having considered Item 1011(c) of Regulation M-A, the Company believes that any additional material information needed to make the required statements, in light of the circumstances under which they were made, not misleading, has previously been disclosed, and as a result no additional disclosure is needed.

Securities and Exchange Commission July 22, 2024 Page 4

Appraisal Rights & Buy-Out Procedures, page 45

9.

Comment: Refer to the first sentence under this section. Please revise to clarify whether “certain exceptions” would apply to shareholders of the Company in connection with this Offer. We note that, on page 76 of the Offer to Purchase, you state that “[c]ompany shareholders are not entitled to appraisal rights with respect to the Offer.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Schedule 14D-9.

[Remainder of page intentionally left blank.]

767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8096 or by e-mail at amanda.fenster@weil.com.

Sincerely yours,

/s/ Amanda Fenster
Amanda Fenster

cc:	Mathieu Bonnet, Chief Executive Officer and Director, Allego N.V.

Matthew Gilroy, Esq., Weil, Gotshal & Manges LLP

David Ingles, Allen Overy Shearman Sterling US LLP

Olivier Valk, Allen Overy Shearman Sterling US LLP